FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  September 2021

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 1 October 2021

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	1 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.2	Stock Exchange announcement dated	2 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.3	Stock Exchange announcement dated	3 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.4	Stock Exchange announcement dated	6 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.5	Stock Exchange announcement dated	7 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.6	Stock Exchange announcement dated	8 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.7	Stock Exchange announcement dated	9 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.8	Stock Exchange announcement dated	10 September 2021	entitled	‘Director/PDMR Shareholding’
Exhibit	99.9	Stock Exchange announcement dated	10 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.10	Stock Exchange announcement dated	13 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.11	Stock Exchange announcement dated	14 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.12	Stock Exchange announcement dated	15 September 2021	entitled	‘Director/PDMR Shareholding’
Exhibit	99.13	Stock Exchange announcement dated	15 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.14	Stock Exchange announcement dated	16 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.15	Stock Exchange announcement dated	17 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.16	Stock Exchange announcement dated	20 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.17	Stock Exchange announcement dated	21 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.18	Stock Exchange announcement dated	22 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.19	Stock Exchange announcement dated	23 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.20	Stock Exchange announcement dated	24 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.21	Stock Exchange announcement dated	27 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.22	Stock Exchange announcement dated	28 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.23	Stock Exchange announcement dated	29 September 2021	entitled	‘Transaction in own shares’
Exhibit	99.24	Stock Exchange announcement dated	30 September 2021	entitled	‘Transaction in own shares’